Ecopetrol S.A. Negotiates Acquisition of a Portfolio of up to 88.2 MWp in Solar Photovoltaic Projects in Colombia

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” and together with its subsidiaries, the “Ecopetrol Group”) announces that on November 28, 2025, it successfully concluded negotiations with Grenergy Renovables S.A. for the potential acquisition by Ecopetrol of seven (7) companies within its portfolio in Colombia, located across the departments of Córdoba (3), Cesar (2), Magdalena (1), and Sucre (1).

Each company owns the assets, licenses, agreements, and permits for a solar photovoltaic project with an estimated renewable energy generation capacity of up to ~12.6 MWp per project. The acquisition is subject to certain conditions precedent and other certain legal requirements.

Upon closing of the transactions, Ecopetrol would advance its decarbonization and energy transition goals by adding additional installed capacity toward its target of 900 MW of self-generated renewable energy. These initiatives are essential to complement its energy matrix in alignment with the 2040 Strategy, Energy that Transforms. Additionally, they would support low-emission energy generation under competitive conditions for Ecopetrol Group’s self-consumption, reduce bilateral energy contract purchases, and mitigate exposure to spot market energy purchases.

Once conditions precedent and legal requirements for each transaction are met, Ecopetrol will disclose the relevant information, including the closing and final value of each transaction, through this same channel.

Bogota D.C., November 28, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co